CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015 (In millions, except share and per share amounts)

Assets

Cash and cash equivalents	$ 1,660
Cash and investments segregated and on deposit for regulatory purposes (including resale agreements of $8,088)	18,674
Receivables from brokers, dealers, and clearing organizations	516
Receivables from brokerage clients — net	17,177
Securities owned — at fair value	468
Equipment, office facilities, and property — net	748
Goodwill	428
Other assets	600
Total assets	$ 40,271

Liabilities, Subordinated Borrowings, and Stockholder's Equity

Payables to brokers, dealers, and clearing organizations	$ 2,577
Payables to brokerage clients	32,260
Accrued expenses and other liabilities	1,792
Finance lease obligation	75
Total	36,704
Subordinated borrowings due to The Charles Schwab Corporation	465
Stockholder's equity:	
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued	-
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding	-
Additional paid-in capital	1,242
Retained earnings	1,860
Total stockholder's equity	3,102
Total liabilities, subordinated borrowings, and stockholder's equity	$ 40,271

See Notes to Consolidated Statement of Financial Condition.